Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase (as defined below), dated January 9, 2020, and the accompanying Letter of Transmittal (as defined below) and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. In any jurisdiction where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

for Cash

All Outstanding Shares of Common Stock

of

DIPLOMAT PHARMACY, INC.

at

$4.00 per share, net in cash

pursuant to the Offer to Purchase dated January 9, 2020

by

DENALI MERGER SUB, INC.

a direct wholly owned subsidiary of

UNITEDHEALTH GROUP INCORPORATED

Denali Merger Sub, Inc., a Michigan corporation (“Purchaser”) and a direct wholly owned subsidiary of UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), is making an offer to purchase all outstanding shares (the “Shares”) of common stock, no par value (the “Common Stock”), of Diplomat Pharmacy, Inc., a Michigan corporation (“Diplomat”), at a price of $4.00 per Share, net to the seller in cash (the “Offer Price”), without interest and subject to any required tax withholding, on the terms and subject to the conditions described in the Offer to Purchase dated January 9, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and other related materials (which, together with the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Tendering shareholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the tender of Shares in the Offer. Purchaser will pay all fees and expenses incurred in connection with the Offer by Computershare Trust Company, N.A., which is acting as the depositary for the Offer (the “Depositary”), and D.F. King & Co., Inc., which is acting as the information agent for the Offer (the “Information Agent”). Shareholders with Shares held through a broker, dealer, commercial bank, trust company or other nominee should consult with their broker or other nominee to determine whether any charges will apply.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., NEW YORK CITY TIME, ON FEBRUARY 7, 2020, UNLESS EXTENDED OR EARLIER TERMINATED.

The purpose of the Offer is for UnitedHealth Group to acquire control of, and ultimately the entire equity interest in, Diplomat.

Purchaser is making the Offer pursuant to an Agreement and Plan of Merger, dated as of December 9, 2019 (as amended or supplemented from time to time, the “Merger Agreement”), by and among UnitedHealth Group, Purchaser and Diplomat. Following the consummation of the Offer and subject to the satisfaction or waiver of all of the conditions to the Merger (as defined below), Purchaser will merge with and into Diplomat, with Diplomat surviving as a direct wholly owned subsidiary of UnitedHealth Group (the “Merger”), in accordance with Section 703a(3) of the Michigan Business Corporation Act (the “MBCA”). The Offer and the Merger do not require the vote of Diplomat’s shareholders.

As a result of the Merger, each Share not previously purchased in the Offer and outstanding immediately prior to the effective time of the Merger (“Effective Time”), other than Shares that as of the Effective Time are (i) owned by UnitedHealth Group, Purchaser or any wholly owned subsidiary thereof or (ii) owned by Diplomat or held in Diplomat’s treasury, in each case, other than those held on behalf of any third party, will automatically be converted into the right to receive the Offer Price in cash, without interest and subject to any required tax withholding. As a result of the Merger, Diplomat will cease to be a publicly traded company and will become wholly owned by UnitedHealth Group. The Merger Agreement is more fully described in the Offer to Purchase. Pursuant to the MBCA, no appraisal or dissenters’ rights will be available to shareholders in connection with the Offer or the Merger. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The board of directors of Diplomat has unanimously (i) determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of Diplomat and its shareholders, (ii) approved the execution, delivery and performance of the Merger Agreement by Diplomat and the consummation by Diplomat of the Transactions and the other covenants and agreements of Diplomat contained in the Merger Agreement, (iii) resolved that the Merger shall be effected under Section 703a(3) of the MBCA, and (iv) recommended that the shareholders of Diplomat accept the Offer and tender their Shares to Purchaser in the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned on, among other things, there being validly tendered and not properly withdrawn in accordance with the terms of the Offer prior to the Expiration Time (as defined below), a number of Shares that, when added to the Shares (if any) directly or indirectly owned by UnitedHealth Group and its wholly owned subsidiaries, would equal at least a majority of the total number of Shares outstanding as of the date the Shares are accepted for payment in the Offer (the “Minimum Tender Condition”). The Offer is also subject to certain other conditions described in the Offer to Purchase, including the receipt of certain consents, authorizations and approvals and the making of certain filings, applications and notices under certain state pharmacy laws and other customary conditions as described in Section 14—“Conditions of the Offer” of the Offer to Purchase. Subject to the foregoing and the other conditions to the Merger set forth in the Merger Agreement, the Transactions are expected to close in early 2020.

The term “Expiration Time” means 12:01 a.m., New York City time, on February 7, 2020 (the date that is 21 business days following the commencement of the Offer), unless and until, in accordance with the terms of the Merger Agreement and applicable law, Purchaser extends the period of time for which the Offer is open, in which event the term “Expiration Time” means the latest time and date at which the offering period of the Offer, as so extended by Purchaser, will expire.

Subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the terms and conditions of the Merger Agreement, UnitedHealth Group and Purchaser may, at any time and from time to time before the Expiration Time, waive any Offer Condition (as defined in the Offer to Purchase) other than the Minimum Tender Condition (which Purchaser and UnitedHealth Group may not waive) or modify the terms of the Offer, except that, without the prior written consent of Diplomat, Purchaser may not: (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Price; (iii) amend, modify or waive the Minimum Tender Condition; (iv) add to the Offer Conditions or amend, modify or supplement any Offer Condition or other term of the Offer in any manner adverse to any holder of Diplomat Common Stock; (v) terminate, extend or otherwise amend or modify the Expiration Time (or take any other action that would have the effect of extending the Expiration Time), except as expressly permitted by the Merger Agreement; (vi) change the form of consideration payable in the Offer; or (vii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Subject to the terms and conditions of the Merger Agreement, the Offer may be extended from time to time as follows: (i) Purchaser will extend the Offer on one or more occasions, in consecutive increments of up to 10 business days (or such longer period as the parties may agree) each, if at any scheduled Expiration Time any of the Offer Conditions (other than the Minimum Tender Condition, which Purchaser and UnitedHealth Group may not waive) have not been satisfied or waived, to permit such Offer Condition to be satisfied; (ii) Purchaser will extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; and (iii) if, at any scheduled Expiration Time, each Offer Condition (other than the Minimum Tender Condition) has been satisfied or waived, Purchaser may, and, if requested by Diplomat, must, extend the Offer up to 20 business days in order to satisfy the Minimum Tender Condition. However, Purchaser will in no event be required to extend the Offer beyond the Outside Date (as defined in the Offer to Purchase).

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of the Shares in the Offer. On the terms and subject to the Offer Conditions, payment for Shares accepted for payment in the Offer will be made by deposit of the aggregate purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering shareholders. Under no circumstances will interest be paid on the Offer Price to be paid by Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

Purchaser will pay for Shares accepted for payment in the Offer only after timely receipt by the Depositary of (i) the certificates for the Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”); (ii) a properly completed and duly executed Letter of Transmittal (or manually executed facsimile thereof), with any required signature guarantees, or, for Shares held in book-entry form, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal. Tendering shareholders may be paid at different times depending upon when Share certificates or book-entry confirmations with respect to Shares are actually received by the Depositary.

If you desire to tender Shares to Purchaser pursuant to the Offer and the Share certificates and all other required documents cannot be delivered to the Depositary prior to the Expiration Time, the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Time, or if time will not permit all required documents to reach the Depositary prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase.

Shares tendered in the Offer may be withdrawn according to the procedures set forth in Section 4—“Withdrawal Rights” of the Offer to Purchase at any time before the Expiration Time and, unless accepted for payment and paid for by Purchaser in the Offer, may also be withdrawn at any time after March 9, 2020, pursuant to Section 14(d)(5) of the Exchange Act. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering shareholder must also submit the certificate numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase). If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares and otherwise comply with DTC’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase at any time before the Expiration Time. If a shareholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the shareholder must instruct the broker, dealer, commercial bank, trust company or other nominee to timely arrange for the withdrawal of those Shares.

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Certain U.S. federal income tax consequences of the disposition of Shares pursuant to the Offer and the Merger are described in Section 5—“Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase. Shareholders are urged to consult with their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Diplomat has provided Purchaser with Diplomat’s shareholder list and securities position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and the related Letter of Transmittal, as well as Diplomat’s Solicitation/Recommendation Statement on Schedule 14D-9, will be mailed by or on behalf of Purchaser to record holders of Shares whose names appear on the shareholder list and will be furnished by or on behalf of Purchaser for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies, or other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and Diplomat’s Solicitation/Recommendation Statement on Schedule 14D-9, and the other documents to which such documents refer, contain important information. Shareholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other Offer documents may be directed to the Information Agent at the address and telephone numbers set forth below and will be furnished at Purchaser’s expense. Additionally, copies of the Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer may be obtained from the Securities and Exchange Commission at www.sec.gov. Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by Purchaser, through the Information Agent, for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders (toll-free): (866) 829-0135

Banks and Brokers: (212) 269-5550

Email: DPLO@dfking.com

January 9, 2020

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